EXHIBIT A TO

SUB-ADVISORY AGREEMENT

AMONG

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.;

DUNHAM FUNDS;

AND

WESTCHESTER CAPITAL MANAGEMENT, INC.

Effective on or about November 1, 2009 (pending Board approval)

DUNHAM MONTHLY DISTRIBUTION FUND Class C
Ticker: DCMDX
DUNHAM MONTHLY DISTRIBUTION FUND Class N
Ticker: DNMDX
DUNHAM MONTHLY DISTRIBUTION FUND Class A
Ticker: DAMDX

FEE SCHEDULE / COMPENSATION

The Sub-Adviser shall be paid a Fulcrum Fee, consisting of a "Base Fee" and a "Performance Fee" component. Definitions, along with the specific methods of calculation, are described below.

Base Fee

50 Basis Points (0.50%) annually
(one basis point "bp" equals one hundredth of one percent)

Performance Fee

The performance fee rate will vary by up to +/-50 bps (0.50%) and the Performance Fee shall be added to or subtracted from the Base Fee to arrive at the total Fulcrum Fee. The comparative index is the IndexIQ IQ Hedge Market Neutral Beta Index (the "Index") over the applicable measurement period. Fund performance will be based on Class N share performance (net of all expenses).

The performance fee rate will increase/decrease by 1 bp (0.01%) for each 2.5 bps (0.025%) of outperformance/underperformance of the Index; i.e., the performance fee rate will increase/decrease by approximately 40% of the difference in performance. There will be no adjustment to the Base Fee if the Fund performs within the "null zone," defined as +/-15 bps (0.15%) relative to the Index.

It is possible that the Fund could pay the Sub-Adviser more than the Base Fee even though the performance of both the Fund and the Index is negative. This may occur when the decline in the performance of the Index is greater than the decline in the Fund's performance.

Calculation method for the first year of the Agreement:

During the first twelve months of the Agreement, the Fund will accrue daily both the Base Fee and the Performance Fee. The Base Fee will be calculated at the annual rate disclosed above based on the average daily net assets of the Fund. The performance fee rate will be calculated based on the comparative performance of the Fund to the Index, according to the terms discussed above, for the period beginning from the inception date of the Agreement through the date of calculation. The performance fee rate will be applied to the average daily net assets of the Fund during the same measurement period to calculate the Performance Fee. During the first year, the Sub-Adviser will be paid out monthly only to the extent that the Base Fee less the maximum performance fee rate is greater than 0.00% (the "Minimum Fee"). At the end of the first year, the Sub-Adviser will be paid a lump sum that reflects the total accrued Fulcrum Fee (Base Fee plus or minus Performance Fee) less any Minimum Fees paid out during the first year.

Calculation method beginning with the thirteenth month of the Agreement:

Base Fee — The Base Fee will be computed daily at the annual rate disclosed above applied to the Fund's average daily net assets for the most recent month.

Performance Fee — The performance fee rate will be derived from the comparative performance of the Fund relative to the Index, according to the terms discussed above, over a trailing 12-month period. The Performance Fee to be paid will be calculated by applying the annualized performance fee rate calculated as of the most recent month end to the Fund's average daily net assets during the trailing 12-month period. The Performance Fee will be accrued daily.

Fulcrum Fee — The total Fulcrum Fee (Base Fee plus or minus Performance Fee) will be paid monthly.

By virtue of using average daily net assets over a "rolling" 12-month period for purposes of calculating the Performance Fee while using average daily net assets for the most recent month for purposes of calculating the Base Fee, the actual total Fulcrum Fee paid by the Fund to the Sub-Adviser may be higher or lower than the maximum or minimum annual rates described above if the average daily net assets do not remain constant during the rolling 12-month period. If the Fund is significantly underperforming versus the Index <u>and</u> the Fund's net assets have declined significantly, the monthly total Fulcrum Fee can be a negative number (although the performance fee <u>rate</u> can never be negative, the Performance <u>Fee</u> can be negative). In such instances, if the negative Fulcrum Fee is not earned back or offset the following month, the Sub-Adviser must reimburse the Fund the amount of the negative Fulcrum Fee within 90 days. Likewise, in the case where the Fund has significantly underperformed versus the Index but net assets have increased significantly, the monthly total Fulcrum <u>Fee</u> can be positive although the performance fee <u>rate</u> may be 0.00%. Again, this is due to the fact that different periods are used as a basis for determining the average net assets used to calculate both the Base Fee and the Performance Fee. In such instances, the Fund will pay the Sub-Adviser the monthly Fulcrum Fee.

The Fee Table below illustrates how the performance fee rate is calculated:

Cumulative Twelve Month Return Versus Index	Performance Fee Rate
1.25% or more greater than index	**0.50%**
1.20% greater than index	0.48%
1.15% greater than index	0.46%
1.10% greater than index	0.44%
1.05% greater than index	0.42%
1.00% greater than index	0.40%
0.95% greater than index	0.38%
0.90% greater than index	0.36%
0.85% greater than index	0.34%
0.80% greater than index	0.32%
0.75% greater than index	0.30%
0.70% greater than index	0.28%
0.65% greater than index	0.26%
0.60% greater than index	0.24%
0.55% greater than index	0.22%
0.50% greater than index	0.20%
0.45% greater than index	0.18%
0.40% greater than index	0.16%
0.35% greater than index	0.14%
0.30% greater than index	0.12%
0.25% greater than index	0.10%
0.20% greater than index	0.08%
0.16% greater than index	0.06%
0.15% greater than index	**0.00%**
Even with Index	**0.00%**
0.15% less than index	**0.00%**
0.16% less than index	-0.06%
0.20% less than index	-0.08%
0.25% less than index	-0.10%
0.30% less than index	-0.12%
0.35% less than index	-0.14%
0.40% less than index	-0.16%
0.45% less than index	-0.18%
0.50% less than index	-0.20%
0.55% less than index	-0.22%
0.60% less than index	-0.24%
0.65% less than index	-0.26%
0.70% less than index	-0.28%
0.75% less than index	-0.30%
0.80% less than index	-0.32%
0.85% less than index	-0.34%
0.90% less than index	-0.36%
0.95% less than index	-0.38%
1.00% less than index	-0.40%
1.05% less than index	-0.42%
1.10% less than index	-0.44%
1.15% less than index	-0.46%
1.20% less than index	-0.48%
1.25% or more less than index	**-0.50%**

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first written above.

ADVISER
DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

By: ______________________
Name: Jeffrey A. Dunham
Title: President

TRUST
DUNHAM FUNDS

By: ______________________
Name: Denise S. Iverson
Title: Treasurer

SUB-ADVISER
WESTCHESTER CAPITAL MANAGEMENT, INC.

By: ______________________
Name: Roy Behren
Title: CCO and Portfolio Manager